DISTRIBUTION AND SERVICE PLAN
                               FOR CLASS C SHARES

                               AMERINDO FUNDS INC.

     WHEREAS, AMERINDO FUNDS INC. (the "Fund") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

     WHEREAS, the Fund and the prinicipal underwriter of the Fund's Class C shares (the "Distributor") have entered into a distribution agreement, in a form satisfactory to the Fund's Board of Directors, to provide distribution and distribution-related services; and

     WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that this Distribution and Service Plan for Class C Shares (the "Plan") will benefit the Fund and the holders of Class C shares ("Shares") of the Fund's common stock ("Shareholders");

     NOW, THEREFORE, the Board of Directors of the Fund hereby adopts this Plan pursuant to Rule 12b-1 under the 1940 Act.

     Section 1. Pursuant to this Plan, the Fund may directly or indirectly bear expenses relating to distribution and Shareholder servicing with respect to Shares of the portfolios of the Fund, as now in existence or hereinafter created from time to time (each, a "Portfolio").

     Section 2.

     (a) Each Portfolio is authorized to pay the Distributor a fee in connection with distribution-related activities with respect to the Shares of such Portfolio, calculated and payable monthly, at the annual rate of 0.75% of the value of the average daily net assets of such Portfolio's Shares ("Distribution Fee").

     (b) Each Portfolio is authorized to pay the Distributor a fee in connection with the servicing of Shareholder accounts with respect to the Shares of such Portfolio, calculated and payable monthly, at the annual rate of 0.25% of the value of the average daily net assets of such Portfolio's Shares ("Shareholder Servicing Fee").

     Section 3.

     (a) In its discretion, the Distributor may use any or all of the Distribution Fee to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Shares of the applicable Portfolios and to pay for other advertising and promotional expenses in connection with the distribution of such Shares. Such advertising and promotional expenses may include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Distributor related to the distribution of Shares; and payments to, and expenses of, officers, employees or representatives of the Distributor, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of Shares, including travel, entertainment, and telephone expenses, to the extent permitted by applicable law.

     (b) In its discretion, the Distributor may use any or all of the Shareholder Servicing Fee to provide compensation for ongoing servicing and/or maintenance of Shareholder accounts with respect to Shares of the applicable Portfolios. Compensation may be paid by the Distributor to persons, including employees of the Distributor, and institutions who respond to inquiries of Shareholders regarding their ownership of Shares or their accounts with the Fund or who provide other administrative or accounting services not otherwise required to be provided by the Fund's investment adviser, transfer agent or other agent of the Fund.

     (c) Payments under this Plan are not limited to the expenses for Shareholder servicing and distribution-related activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor; provided, however, that such payments will not increase the amount which the Fund is required to pay the Distributor. The Fund's Board of Directors will evaluate the appropriateness of this Plan and its payment terms on a periodic basis and in doing so will consider all relevant factors, including expenses borne by the Distributor and amounts it receives under this Plan.

     (d) The Fund's investment adviser and the Distributor may, at their option and in their sole discretion, make payments from their own resources (which may include the advisory fee and past profits) to cover costs of additional distribution and Shareholder servicing activities.

     Section 4. This Plan shall become effective with respect to Shares of a new Portfolio upon approval (a) by a vote of a majority of the outstanding voting Shares of such Portfolio; and (b) by a majority of both (i) the Board Directors of the Fund and (ii) the Directors who are not interested persons of the Fund who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Qualified Directors"), cast in person at a meeting of the Board of Directors called for the purpose of voting on this Plan or any such agreement.

     Section 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in clause (b) of Section 4 herein for the approval of the Plan.

     Section 6. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Board of Directors of the Fund, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     Section 7. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Qualified Directors or by vote of a majority of such Portfolio's outstanding voting Shares.

     Section 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to any Portfolio, without payment of any penalty, by the vote of a majority of the Qualified Directors or by the vote of Shareholders holding a majority of such Portfolio's outstanding voting Shares, on not more than 60 days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

     Section 9. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of Shareholders holding a majority of the outstanding voting Shares of the applicable Portfolio, and all material amendments to this Plan shall be approved in the manner provided in clause (b) of Section 4 herein for the approval of this Plan.

     Section 10. As used in this Plan, the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

     Section 11. While this Plan is in effect, the selection and nomination of those Directors who are not interested persons of the Fund within the meaning of
Section 2(a) (19) of the 1940 Act shall be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

     Section 12. This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.


Approved: November 2, 1999